GREENE COUNTY BANCORP, INC.

2026 ANNUAL REPORT

Let's be the last community bank standing



Greene County Bancorp Inc.



Greene County Bancorp, Inc. (the "Company") is the parent company of Bank of Greene (the "Bank") and its subsidiary, Greene County Commercial Bank. The Company's consolidated assets as of June 30, 2026, were $3.2 billion.

Bank of Greene was founded in 1889 as The Building and Loan Association of Catskill. In 1974, the Bank updated to a mutual savings bank, under the name Greene County Savings Bank.

In 1998, the Bank converted to the mutual holding company form of ownership, updating its name to The Bank of Greene County. A commercial bank subsidiary, Greene County Commercial Bank, was formed in June 2004.

The Bank primarily serves the Hudson Valley and Capital Region of New York State through 19 branches and 6 offices. As part of its mission, the Bank strives to invest in and empower individuals, families, stockholders and organizations to achieve financial success through exceptional personalized service and local decision making. As a trusted, sound, independent financial institution the Bank is committed to the prosperity of the communities it serves.

FIVE-YEAR FINANCIAL HIGHLIGHTS

At or for the Years Ended June 30,

(In thousands)	2026	2025	2024	2023	2022
Total assets	**$3,183,427**	$3,040,609	$2,825,788	$2,698,283	$2,571,740
Loans receivable, net	**1,731,483**	1,607,260	1,480,229	1,387,654	1,229,355
Securities available-for-sale	**373,810**	356,062	350,001	281,133	408,062
Securities held-to-maturity	**803,553**	776,147	690,354	726,363	761,852
Equity securities	**388**	402	328	306	273
Deposits	**2,713,399**	2,639,835	2,389,222	2,437,161	2,212,604
Shareholders' equity	**277,831**	238,837	206,000	183,283	157,714
Net interest income	**77,914**	60,121	50,979	61,218	58,005
Provision for credit losses	**2,033**	1,316	766	(1,071)	3,278
Total noninterest income	**14,667**	15,233	13,908	12,146	12,137
Total noninterest expense	**43,716**	39,372	37,302	38,608	33,959
Provision for income taxes	**5,810**	3,528	2,050	5,042	4,919
Net income	**41,022**	31,138	24,769	30,785	27,986

KEY PERFORMANCE TRENDS


NET INCOME
(dollars in thousands)
$11,187
$14,408
$17,484
$18,727
$23,942
$27,986
$30,785
$24,769
$31,138
$41,022
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026


TOTAL ASSETS
(dollars in thousands)
$982,291
$1,151,478
$1,269,462
$1,676,803
$2,200,335
$2,571,740
$2,698,283
$2,825,788
$3,040,609
$3,183,427
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026


BASIC EARNINGS PER SHARE
$0.66
$0.85
$1.02
$1.10
$1.41
$1.64
$1.81
$1.45
$1.83
$2.41
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026


NET LOANS
(dollars in thousands)
$624,187
$704,431
$785,738
$993,522
$1,085,947
$1,229,355
$1,387,654
$1,480,229
$1,607,260
$1,731,483
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026


BANK OF GREENE

WHAT'S IN A NAME?

Bank of Greene shortens name for broader appeal. *Story on page 4. . .*

A CALL TO ACTION

STANDING STRONG FOR COMMUNITY BANKING

Fellow Shareholders,

In closing my letter last year, I half-joked about Bank of Greene one day being the last community bank to survive in our region. Now, I'm suggesting we adopt that possibility as our goal. A call to action, if you will.

Let's continue to stand strong for community banking. In fact, let's be the *last one standing*. We have the tools to do it.

Another year of record earnings in fiscal 2026 goes a long way toward validating the efficacy of our community banking strategy. Greene County Bancorp, Inc. (GCBC) posted net income of $41 million, or $2.41 per basic and diluted share, for the fiscal year ended June 30, 2026, an increase of 32% over the prior year. It was the 17th time in 18 years your company has delivered record earnings.

Don Gibson
President & CEO
Greene County Bancorp, Inc.



This sustained run of profitability is not the only reason we should stand strong for community banking, but it certainly is a compelling one. And, given the perils that have confronted community banks in recent history, record performance is no small feat.

Since I began my career four decades ago, I've seen the number of community banks serving the Hudson Valley and Capital Region dwindle from over 100 to fewer than 10. Mergers, acquisitions and other market conditions have eaten away at their numbers. Willingly or not, hometown banks have cashed out leaving their customers no choice in the matter.

So, why does our company continue to succeed where so many others have failed? Well, we believe we've cracked the code to standing strong for community banking, now and into the future.

There are three components to our model for success: **Performance**, **Structure**, and **Will**. All three are necessary for us to endure as a community bank. All three are equally as important...

PERFORMANCE

Solid performance enables the company to meet the needs and expectations of customers, employees, and shareholders, in good times and in bad. GCBC has stood tall through a recession, a pandemic, hurricanes, floods, and other adverse market conditions. Always with the resources to help customers overcome these challenges with special low-interest loans, deferred payment programs, grants, and other forms of relief.

As we methodically expand our footprint, now 19 branches in 6 counties, we continue to build volume and stability. I've already mentioned our nearly two decades of record earnings. Some other key metrics at June 30, 2026, include:

- Total Assets – $3.2 billion, a new record high
- Net Loans – $1.7 billion, a new record high
- Total Deposits – $2.7 billion

STRUCTURE

When the Bank became a publicly traded company in 1998, its leadership team established a Mutual Holding Company that controls just over 54% of the stock. This structure guards against an unwanted takeover, and places control of the company squarely in the hands of its depositors. In short, it guarantees self-determination.

We have also passed on mergers and acquisitions, in part to protect the culture of the Bank. Instead, we've chosen to grow organically, so we can seamlessly duplicate our unique community banking experience in new markets. That experience includes local control and decision-making unfettered by outside influences.

WILL

From humble beginnings as a mortgage lender in 1889, we have continued to evolve and redefine what it means to be a community bank. We know that if we are good stewards of the communities we serve, profitability will follow. Increased market share will follow. And we will be afforded the privilege of remaining independent.

This commitment to independence is baked into our culture and an important part of our on-boarding process when we recruit new talent. It isn't going away anytime soon.

Performance. Structure. Will. These are the building blocks that enable us to stand strong for community banking. As I've mentioned, profitability is a key objective, but it's far from our only motive.

We stand strong for community banking…

…so families can afford a home.

…so entrepreneurs can achieve the dream of owning a small business.

…so large businesses can be incentivized to invest in local economies.

…so governments, fire companies, libraries, schools, and other public-facing entities can make the most of their funding and access credit.

…so charitable organizations can enrich our lives through the arts, affordable housing, animal rescue, food pantries, and a range of other worthy causes.

Time and again, I've seen the positive impact community banking can have on people. There are so many great stories. I'd like to share a few recent ones in this report:


Project Financed by
Bank of Greene County
www.tbogc.com

PAGE 5

Clearing the way for big-box retail in Guilderland



PAGE 6

Keeping cool (and warm) in Ulster County



PAGE 8

Financing a clean break in Watervliet



PAGE 12

Artful banking on the Hudson

NEW & NOTEWORTHY

Here are a few items worthy of note from fiscal 2026…

In December 2025, we welcomed John Brust to the Greene County Bancorp, Inc. Board of Directors. John succeeded David Jenkins, who retired in November. John brings decades of leadership experience to the board as the principal and owner of Delaware Engineering.

Since its inception in 1998, the Bank's Charitable Foundation has awarded over $4 million in grants to nonprofit groups throughout our communities. Each year the Bank's Charitable Foundation distributes hundreds of grants in support of worthy causes.

In July 2026, the Board of Directors approved a proposal to shorten the name "Bank of Greene County" to simply "Bank of Greene," dropping the word "County." *Read more about this rebranding initiative on page 4.*

STANDING TOGETHER

Working together, we can continue to stand strong. Let's be the last community bank standing. In our markets. In our state. Maybe in the world.

You never know.

Regards,



Donald E. Gibson
President &
Chief Executive Officer

PS: Our Annual Shareholder Meeting and Brunch will be held at 10am Saturday, November 7, 2026, at Columbia-Greene Community College in Hudson, NY. It's a great opportunity to learn more about our results and participate in our planning process.

SHORTER NAME WELCOMES ALL

BANK OF GREENE COUNTY IS NOW "BANK OF GREENE"


ARTICLES OF ASSOCIATION,
CONSTITUTION
&
BY-LAWS
—OF—
The Building and Loan Association
—OF—
CATSKILL, N. Y.
BY-LAWS
of the
CATSKILL
SAVINGS AND LOAN
ASSOCIATION
MAIN AND CHURCH STREETS
CATSKILL, N. Y.
ORGANIZED 1889
APPROVED BY BANKING DEPARTMENT
STATE OF NEW YORK
ADOPTED BY BOARD OF DIRECTORS
JANUARY 16, 1958

Bank of Greene County shortened its name to "Bank of Greene" effective September 14, 2026, to more accurately reflect the diversity of the communities it serves.

"We believe Bank of Greene is a more welcoming name that recognizes the wide range of communities we serve today, while still honoring our roots in Greene County," says President and CEO Don Gibson. "Our name may be getting shorter, but our commitment to local, personal banking remains as strong as ever."

The Bank operates 25 branches and offices across 6 counties serving customers in the Hudson Valley and Capital Region. This is up from just two branches in the early 1970s. The Bank provides retail, commercial, municipal, and private banking and wealth management services.

Only the Bank's name was updated. There has been no change in ownership, staffing, or operations. Customer account numbers, loans, deposit accounts, online banking access, debit cards, and relationships with local banking teams all remain the same.

Founded in 1889 as The Building & Loan Association of Catskill, the Bank has evolved alongside the communities it serves. Over the years, its name changed to Catskill Savings & Loan Association, then Greene County Savings Bank, and later The Bank of Greene County.

"We've come a long way," says Gibson, "and we've learned how to transport our brand of personalized community banking to a broader market throughout the region. The name change affirms that commitment to new and existing communities."

The Bank also plans to update the names of its affiliated organizations, subject to required approvals, dropping the word "County" from Greene County Bancorp, Inc., Greene County Commercial Bank, and Bank of Greene County Charitable Foundation.

Bank of Greene's website address was also changed from tbogc.com to bankofgreene.com effective September 14, 2026.

"As we continue to serve both new and longtime customers throughout the region, we want our name to be synonymous with the community-focused experience people find at our bank," adds Gibson. "Everyone, from everywhere, is welcome. This updated name reflects who we are today, while preserving the values that have guided us for more than 135 years."

A FEW INDUSTRY ACCOLADES…


Nasdaq Congratulates
Greene County Bancorp
On Being Named One Of
Piper Sandler's Class Of 2025
Bank & Thrift Small Cap All Stars
Bank of Greene County
GCBC Nasdaq Listed
Nasdaq

PIPER SANDLER

The prestigious Piper Sandler 2025 Bank & Thrift All Stars Report ranked Greene County Bancorp, Inc. 9th on its list of top-performing small-cap banks and thrifts in the U.S. Only 24 banks qualified for the list. The Company has made the list more times than any other institution.

ALBANY BUSINESS REVIEW

Ranked Bank of Greene the second Fastest-Growing Company in in the Capital Region based on three-year revenue growth (among companies with more than $100 million in 2025 revenue).

BANK DIRECTOR MAGAZINE

Ranked the Company as one of the nation's top-performing banks with assets under $5 billion. Rankings based on key measures of profitability, asset quality, and capital strength.


COSTCO
WHOLESALE
COSTCO
NOW OPEN
STOP

COSTCO FINANCING BREAKS NEW GROUND FOR BANK OF GREENE

The August opening of a new Costco store near Crossgates Mall in Guilderland marked the conclusion of a successful financing partnership between Bank of Greene and Pyramid Companies. And, for the Bank, it's also opening doors to larger roles in bigger deals.

Above: Mike Danforth, Bank of Greene Vice President and Director of Capital Region Lending, stands outside the new Costco store in Albany.

"Pyramid Companies had been working on bringing a Costco to the Capital Region for the last decade and came to us looking for a $10 million construction loan to develop this particular site that Costco liked," says Mike Danforth, Bank of Greene Vice President and Director of Capital Region Lending. "They needed to complete demolition, put in utilities, pave, and construct the entranceways."

Bank of Greene provided the loan, secured by a mortgage on the site. Pyramid, in turn, offered a ground lease to Costco, which built the warehouse store and gas station. Several months prior to opening, Costco then purchased the completed site, including the land, from Pyramid, eliminating the debt.

"This was as friendly as possible," Danforth says of the Pyramid financing. "It wasn't a competitive bidding situation. Pyramid came to us through our existing relationships with their leadership. "They appreciated the ability to get quick answers, keep the decision-making local, and reduce approval layers."

LEADING NEW DEALS

Bank of Greene's Capital Region Banking Center in Colonie "has been one of the driving forces behind the Bank's commercial lending growth," Danforth explains. He and Rob Agostononi head up commercial lending, while Joe Bailey leads small business and industrial efforts.

"Now we're more likely to lead deals in the $10 million to $20 million range and bring in other banks as participants, versus playing the participant role ourselves," Danforth says. "We received a lot of calls and comments based on the Costco project. And we're starting to stretch outside our traditional market toward Utica and into western Massachusetts and Connecticut."


Carrier

MUNICIPAL CONNECTIONS LIFT THE WHOLE COMMUNITY

IN ULSTER COUNTY, BANK OF GREENE FULFILLS MUNICIPAL BANKING NEEDS WHILE ITS FOUNDATION SUPPORTS "BETTER HOMES FOR ALL"

Bank of Greene Vice President, Director of Municipal Banking Don MacCormack and Vice President, Southern Region Executive & Commercial Lender Sean DuBois with Ulster County Executive Jennifer Metzger, and homeowner, Leo O'Mara.

When Bank of Greene Vice President Sean DuBois was growing up in Kingston, it didn't occur to him that one day he'd work closely with Ulster County's executive leadership. Yet that's exactly what he does now.

DuBois is the lead commercial lender for the Bank's Southern Region. "We're there regularly," he says. "We had the initial relationships, saw opportunities to work together, and started with the county in 2017. Now, one of our team members goes in every day to pick up their deposits."

DuBois calls out his colleague, Don MacCormack, Vice President, as the "driving force" behind the relationship, which supports most of Ulster County's depository and cash management needs.

"It's a very rewarding relationship for both parties," DuBois explains. "We've helped increase the county's interest income significantly, and that speaks to the commitment of the county to care for large amounts of money. We work well together."

INVESTING IN NEIGHBORS

A shared commitment to the people of Ulster County reaches well beyond day-to-day municipal banking. Each year, the Bank's Charitable Foundation provides hundreds of grants to grassroots organizations.

"We often host award ceremonies of 50 or 60 local recipients, and they discover synergies that could help them work together," DuBois says. "A number of years ago, the bank president suggested we ask the Ulster County executive about where the money could be best spent in that area."

"The Bank's Charitable Foundation had previously provided funding to the County Office for the Aging for home repairs for seniors, such as replacing a broken garage door, or fixing unsafe steps,"explains Ulster County Executive Jennifer Metzger. "When we launched Better Homes for All, the Bank recognized the significant impact this program

could make in permanently reducing energy costs for low-income seniors and families, and stepped forward with a $50,000 grant."

BETTER HOMES FOR ALL

Better Homes for All is a two-year-old program focused on weatherizing and improving the energy efficiency of manufactured homes, which are often poorly insulated and rely on propane, an expensive fuel source. A base fund of about $185,000 is augmented by state and federal incentives.

In addition to the Bank's Charitable Foundation general grant, NYSERDA provides funding through the income-based, statewide EmPower+ program for insulation, air sealing, and energy-efficient heat pumps and heat pump water heaters. Contractors with the nonprofit Community Action perform related work under the federal Weatherization Assistance Program.

"It's very dangerous for people, especially elderly people, to be without cooling," says Metzger. "By insulating and converting to heat pumps, we're improving indoor air quality and comfort, and creating a healthier environment that's better for the climate and for their utility bills."

One such person is Leo O'Mara. After the heating and cooling system in his Port Ewen home failed, he had resorted to using space heaters through the first part of last winter. His energy bills skyrocketed and his safety was compromised. Thanks to one of these braided funding programs, O'Mara's home received weatherization upgrades and a new HVAC system. "I look around and I see all of these people who helped," O'Mara says. "I just don't know who to thank first."

"The Bank's Charitable Foundation funding allowed initial audits and upgrades to move forward sooner, which in turn helps the county plan next steps and pursue additional state and federal resources to grow the program," Metzger adds. "We appreciate their partnership."



Homeowner Leo O'Mara chats with Ulster County Executive Jennifer Metzger outside of his home.

She says the Bank's Charitable Foundation contributions have also helped expand the reach and impact of the federal Mobile Home Resilience Grants Program. Metzger estimates that, by the end of the year, 10 manufactured homes will receive major improvements and upgrades that will benefit seniors and families in need.

"Being involved in the program is very rewarding because we're doing the right things and we get to meet the homeowners," DuBois says. "A lot of times, we don't see the results of our grants. It's nice to put a face to the program and see the real impact."

JUST THE BEGINNING...

Ulster County's Community and Climate Action Plan identifies Better Homes for All as a cornerstone program with extended reach through 2028 and beyond, augmented by a one-stop website to help homeowners find and access grants, services, and energy-efficiency programs.

"The county's long-term vision is to make Better Homes for All a permanent, scalable initiative that improves housing quality, reduces energy burdens, and strengthens public health for low- and moderate-income households," Metzger says.



BUILDING A LEGACY IN BUSINESS

Watervliet's Legacy Cleaning &


T300
TENNANT
RECOVER

AND BANKING

Maintenance off to a fresh start with Bank of Greene

From left: Jim Hennesey and Scott Kelley of Legacy Cleaning & Maintenance, with Bank of Greene's Clifton Park Branch Manager Jessi Close and Joe Bailey, Commercial Lending and Business Development Officer.

"Back in 1981, I opened a company called Carpet Master Cleaning. And that blossomed into a 21-year endeavor," says Jim Hennesey, president of Legacy Cleaning & Maintenance. "It was a very big company when we sold it in 2001. I think we had about 540 employees."

After a stint working in disaster recovery and a break from the industry, Hennesey realized that, if he hadn't sold Carpet Master, he'd probably still be running it—and he liked that idea.

"My former customer base is still in existence. Faces have changed, names have changed, but I got this idea about legacy," he explains. In 2020, he and a silent financial partner formed Legacy Cleaning & Maintenance. Then, Hennesey set about reassembling his former frontline team, starting with Scott Kelley, now Legacy's director of operations.

"Our first large project was the Times Union Building, which was being renovated into apartments. The construction manager was a former client," Hennesey says. "So, we started buying equipment. Then I had eight people meet me at a Stewart's store on Henry Johnson Boulevard in Albany. I hired them all. We went straight to the job site and started working."

The company grew from construction cleanups to ongoing janitorial work and special services, despite a COVID-era shift in cleaning contracts. Today, Legacy has a client mix evenly divided between janitorial services and construction cleaning, nearly 50 employees, and a book of business that will top $2 million for 2026.

FUNDING A BUYOUT

"In November of 2025, we were in a unique position," says Kelley. "The business was only going to run for a period of time with the silent partner before an asset transfer [buyout] became necessary." That deadline to re-form the business drove Hennesey and Kelley from their previous bank to the new Bank of Greene branch in Clifton Park.

"We basically stood in the parking lot with our hats out and a sign that said 'give us money,'" jokes Kelley. But it was no laughing matter.

"When I first sat down with Scott and Jim and heard their story, I could sense their stress and anxiety about what they were trying to do," says Jessi Close, Clifton Park Branch Manager. "We started with a checking account and got payroll working. We were able to start functioning and build a base for the lending team to work with on the credit side of things. When the credit came through, it was just icing on the cake."

"We knew as soon as we walked out of the branch who we were going to do business with," Kelley explains. "We kept our customers, which is great. Bank of Greene looked at all the numbers—and they listened when we talked about what we were doing. We had to replenish working capital to make


LEGACY
CLEANING & MAINTENANCE

Jim Hennesey, President; and Scott Kelley, Director of Operations, at Legacy Cleaning & Maintenance.

payroll for 50 employees …We didn't have a tremendous amount of debt, but we had to retrofit a new 2,000-square-foot facility."

The Bank ended up providing Legacy with a $150,000 line of credit, followed by a $25,000 term loan. "Legacy was this new legal entity. But we were able to make the case that the customer base, the cash flow, and the revenue belonged to these guys, not the silent partner," explains Joe Bailey, Commercial Lending and Business Development Officer. "We were able to go to our credit team and say, 'Hey, I need you to sign off on this.' And to their credit, they did."

"It's refreshing to have flexibility in how we approach these types of deals," says Bailey, who came to Bank of Greene from a larger bank. "Everybody talks about local decision-making being a big deal. This is where that comes into play."

LOOKING FORWARD

Hennesey and Kelley have already expanded Legacy's geographic reach. They operate nearly 24 hours a day. Yet they are still interested in new opportunities.

Supporting 200 Years of



Art on the Hudson

The Olana Partnership and Bank of Greene celebrate a decade of shared commitment to the community



When Sean Sawyer, Ph.D., took the helm at The Olana Partnership 11 years ago, one of his first steps was to get the financial lay of the land. He found that the relationship with a large regional bank didn't entirely support the direction he had in mind.

"I like working with local bankers because we have personal relationships with them," he says. "Bank of Greene has been an excellent partner in helping us manage our finances internally, especially with our restricted funds for special projects."

KEEPING AN ARTS LEGACY ALIVE

Olana, the former home of celebrated landscape artist Frederic Church, was named a New York State Historic Site and gained National Landmark status in 1966.

The Olana Partnership is the nonprofit partner of New York State Parks, which owns the property. Its mission is to restore and enhance the site, elevate its significance, and welcome diverse, contemporary audiences for learning and enjoyment.

In 2026, The Olana Partnership marks the 200th birthday of Church, the renowned landscape artist of the mid-19th century who designed Olana. A new visitor center, built in recent years with capital campaign funds managed through Bank of Greene, provides a welcome and orientation to the site and to the art movement it represents.

THE PERSONAL TOUCH

"When I have friends visiting from the city, I take them to Olana. It's a spectacular experience," says Allen Austin, Bank of Greene Vice President, Director of Corporate Cash Management, Private Banking & Administration. "Their team was even kind enough to welcome us and some of our arts clients for a behind-the-scenes tour of the house, which was an incredible day."

Austin is the man behind the concierge-level service that a historically important organization like The Olana Partnership expects from its local bank. He's led the relationship team since The Olana Partnership opened its first accounts with Bank of Greene, just two years into his tenure.

The Bank provides corporate cash management services for The Olana Partnership. This customized solution for larger businesses with more complex financial needs pairs routine business functions, like payable and receivable processing, with information management and risk management tools, among other services. The combination helps The Olana Partnership's special-use funds automatically maximize interest earnings or realize short-term investment gains before, during, and after fundraising takes place for specific projects.

"We're very pleased with our relationship with Bank of Greene," Sawyer says. "Allen is responsive and available, and the Bank has a very good reputation. Banking should be safe, and it *feels* safe. They are trustworthy."

SHARING A COMMITMENT TO COMMUNITY

The Olana Partnership refers to the ongoing public-nonprofit relationship, but, says Sawyer, "It's also our whole approach to doing things with the community. We really appreciate the



On the Piazza at Olana, Left to Right: Allen Austin, Bank of Greene Vice President, Director of Corporate Cash Management, Private Banking & Administration; Sean Sawyer, Ph.D., Washburn and Susan Oberwager President of The Olana Partnership; and Donald Gibson, Bank of Greene President & Chief Executive Officer.

Bank's Charitable Foundation and its equitable approach to nonprofits."

The Bank's Charitable Foundation has awarded annual grants to The Olana Partnership for more than a decade. It supports a diverse cross-section of nonprofits, from local fire departments to arts and culture organizations, to local animal rescues and affordable housing advocates.

"They're living up to the reputation of a local bank serving local needs and concerns," Sawyer says. "At the annual awards celebration, we see a lot of smaller organizations that we partner with to offer programs. We're happy to see everyone get grants and succeed. It raises the bar communitywide."

A LOOK AHEAD

"We have a lot of projects in our master plan," Sawyer says. "The next of the three phases calls for bringing back the farm and agriculture that were huge parts of the life of the artist. This will require substantial fundraising work. We know our donors can feel secure about the way the Bank is managing their contributions."

GREENE COUNTY BANCORP, INC.
Consolidated Statements of Financial Condition

	June 30,	
(In thousands, except share and per share amounts)	**2026**	**2025**
ASSETS		
Cash and due from banks	**$ 12,306**	$ 12,788
Interest-bearing deposits	**132,599**	170,290
Total cash and cash equivalents	**144,905**	183,078
Long-term certificates of deposit	**1,225**	1,425
Securities available-for-sale, at fair value	**373,810**	356,062
Securities held-to-maturity, at amortized cost net of allowance for credit losses of $530 and $548	**803,553**	776,147
Equity securities, at fair value	**388**	402
Federal Home Loan Bank stock, at cost	**7,777**	5,504
Loans receivable	**1,753,342**	1,627,406
Allowance for credit losses on loans	**(21,859)**	(20,146)
Net loans receivable	**1,731,483**	1,607,260
Premises and equipment, net	**14,839**	15,232
Bank-owned life insurance	**68,895**	59,795
Accrued interest receivable	**17,184**	16,381
Prepaid expenses and other assets	**19,368**	19,323
Total assets	**$3,183,427**	$3,040,609
LIABILITIES AND SHAREHOLDERS' EQUITY		
Noninterest-bearing deposits	**$ 140,229**	$ 110,163
Interest-bearing deposits	**2,573,170**	2,529,672
Total deposits	**2,713,399**	2,639,835
Borrowings, short-term	**119,000**	74,000
Borrowings, long-term	**6,166**	4,189
Subordinated notes payable, net	**29,979**	49,867
Accrued expenses and other liabilities	**37,052**	33,881
Total liabilities	**2,905,596**	2,801,772
SHAREHOLDERS' EQUITY		
Preferred stock, Authorized — 1,000,000 shares; Issued — None	**—**	—
Common stock, par value $.10 per share; Authorized — 36,000,000 shares; Issued — 17,222,680 shares Outstanding — 17,025,485 and 17,026,828 shares	**1,722**	1,722
Additional paid-in capital	**10,156**	10,156
Retained earnings	**278,376**	241,403
Accumulated other comprehensive loss	**(11,483)**	(13,536)
Treasury stock, at cost 197,195 and 195,852 shares	**(940)**	(908)
Total shareholders' equity	**277,831**	238,837
Total liabilities and shareholders' equity	**$3,183,427**	$3,040,609

See notes to consolidated financial statements

GREENE COUNTY BANCORP, INC.
Consolidated Statements of Income

	Years Ended June 30,	
(In thousands, except share and per share amounts)	**2026**	**2025**
INTEREST INCOME:		
Loans	**$89,465**	$79,979
Investment securities — tax exempt	**21,677**	19,648
Investment securities — taxable	**17,921**	14,574
Interest-bearing deposits and federal funds sold	**2,064**	3,504
Total interest income	**131,127**	117,705
INTEREST EXPENSE:		
Interest on deposits	**51,141**	55,058
Interest on borrowings	**2,072**	2,526
Total interest expense	**53,213**	57,584
Net interest income	**77,914**	60,121
Provision for credit losses	**2,033**	1,316
Net interest income after provision for credit losses	**75,881**	58,805
NONINTEREST INCOME:		
Service charges on deposit accounts	**5,077**	4,874
Debit card fees	**4,494**	4,382
Investment services	**1,168**	1,088
E-commerce fees	**121**	110
Bank-owned life insurance	**2,755**	2,545
Loss on sale of securities available-for-sale	**(576)**	(665)
Other operating income	**1,628**	2,899
Total noninterest income	**14,667**	15,233
NONINTEREST EXPENSE:		
Salaries and employee benefits	**26,717**	24,415
Occupancy expense	**2,873**	2,629
Equipment and furniture expense	**900**	791
Service and data processing fees	**3,196**	2,931
Computer software, supplies and support	**2,000**	1,631
Advertising and promotion	**506**	486
FDIC insurance premiums	**1,480**	1,373
Legal and professional fees	**1,487**	1,353
Other expenses	**4,557**	3,763
Total noninterest expense	**43,716**	39,372
Income before provision for income taxes	**46,832**	34,666
Provision for income taxes	**5,810**	3,528
Net income	**$41,022**	$31,138
Basic earnings per share	**$ 2.41**	$ 1.83
Basic average shares outstanding	**17,025,485**	17,026,828
Diluted earnings per share	**$ 2.41**	$ 1.83
Diluted average shares outstanding	**17,025,485**	17,026,828
Dividends per share	**$ 0.40**	$ 0.36

See notes to consolidated financial statements


Welcome
Bienvenido
OLANA
State Historic Site
A National Historic Landmark
OLANA

BOARD OF DIRECTORS

Standing, Left to Right: Peter Hogan, Michelle Plummer, Donald Gibson, Jay Cahalan, and John Brust.
Seated, Left to Right: Christopher Cannucciari, Charles Schaefer, and Tejraj Hada.

Greene County Bancorp, Inc.,
Bank of Greene
and Greene County Commercial Bank

Jay Cahalan
Chairman of the Board
Retired President & Chief Executive Officer,
Columbia Memorial Health

John Brust
Principal & Owner, Delaware Engineering, D.P.C.

Christopher Cannucciari, CPA
Partner at Lutz, Selig, and Zeronda, CPAs, LLP

Donald Gibson
President & Chief Executive Officer,
Greene County Bancorp, Inc.

Tejraj Hada
Former Owner of RSVT Holdings, LLC
and Fresh Treats Holdings, LLC

Peter Hogan, CPA
Shareholder, Karp, Ackerman,
Small & Hogan, CPAs, PC

Michelle Plummer, CPA, CGMA
Retired Senior Executive Vice President,
Chief Operating Officer & Chief Financial Officer,
Greene County Bancorp, Inc.

Charles H. Schaefer, Esq.
Founding Partner, Deily and Schaefer

ADVISORY BOARD, DIRECTORS EMERITUS, AND LEADERSHIP TEAM


1886
1930

ADVISORY BOARD OF DIRECTORS

Bank of Greene

Kishor Bagul
CEO for Cloud & Things

Bradley Cummings, CPA, CVA
Managing Director, UHY Advisors

Kendra Hart
President, Martin Electric

Pamela Hassett
Principal Member, PSH Management Consulting Services, LLC

Christine Hein
Executive Director, People's Place

Steven Kelley, MBA, FACHE
President & CEO, Ellenville Regional Hospital

Nick Laraway
Executive Director of Administration, Carver Companies

Seth Rosenblum
Operations Lead, Asset Manager, and Principal Broker, The Rosenblum Companies

Renee Walrath
President, CEO, and Executive Recruiter at Walrath Recruiting

Marie Zimmerman, CPA
Managing Partner at KPMG Albany

DIRECTORS EMERITUS

David Jenkins, DVM
Former Owner, Catskill Animal Hospital

Dennis O'Grady
Pharmacist, Former Owner, Mikhitarian Pharmacy

Paul Slutzky
Retired Chairman of the Board and Former Co-owner, Hunter Mountain Ski Bowl, Inc.

Martin Smith
Retired Chairman of the Board and Retired Consultant to Main Bros. Oil Company, Inc. and Former Owner, R.E. Smith Fuel Company

J. Bruce Whittaker
Retired President & Chief Executive Officer, Greene County Bancorp, Inc.

Leadership

EXECUTIVE TEAM

Donald Gibson
President & Chief Executive Officer

John Antalek
Executive Vice President, Chief Lending Officer

Nick Barzee
Senior Vice President, Chief Financial Officer

Scott Houghtaling
Senior Vice President, Chief Credit & Banking Officer

Tim Penk
Senior Vice President, Chief Administrative Officer

BRANCH ADMINISTRATION

Harjit Earnest
Vice President, Director of Retail Branch Network

Christa Bush
Regional Branch Officer

Betsy Braley
Regional Branch Officer

Scott Reynolds
Regional Branch Manager

Kristen Schiffer
Regional Branch Manager

BRANCH MANAGERS

Amelia Boertlein
Jessica Close
Zachary Dernison
Matthew Ellis
Jake Groesbeck
Perry Jimenez
Allen Krom
Elizabeth Kubernach
Bethany Marciszyn
Lisa Messina
Victoria Revene
Catherine Wade

CUSTOMER SERVICE

Susan Wren
Vice President of e-Services and Customer Relations

FINANCE

Alicia Moir
Vice President and Controller

John Dudek
Assistant Vice President and Assistant Controller

Allison Eldred
Investment Portfolio Officer

HUMAN RESOURCES

Megan Zahn
Vice President & Director of Human Resources

Kathryn Nelson
Human Resources Officer

INFORMATION TECHNOLOGY

Sumeet Murarka
Vice President and Chief Information Officer

Frank Archambeault
Vice President, Director of Information Systems

Gregory Spampinato
Vice President and Information Security Officer

Margaret Tobiassen
Vice President and IT Application Support Officer

Dan Lo
Director of Enterprise Applications

LENDING

Sean DuBois
Vice President, Southern Region Executive and Commercial Lender

Mike Danforth
Vice President and Director of Capital Region Lending

Trisha Lamb
Vice President and Director of Residential and Consumer Lending

Robert Agostinoni
Vice President of Corporate Lending

Brian Stickles
Vice President of Corporate Lending

Justin Goldman
Vice President of Commercial Lending and Business Development

Cheryl Antalek
Assistant Vice President, Portfolio Management and Asset Recovery

Jennifer Beers
Assistant Vice President, Commercial Loan Administration & CRA Officer

Alan Breindel
Director of Special Assets, Commercial Lending

Joseph Rothrock
Assistant Vice President, Fire & EMS Financing

Joseph Bailey
Commercial Lending and Business Development Officer

Amy Ferraro
Business Development Officer

Jackie Stiffler
Residential and Consumer Lending Manager

Sheila Leccese
Assistant Vice President, Lending Compliance and Loan Servicing Officer

Alyson Kozlowski
Loan Servicing Manager

Scott Lanzarone
Senior Credit Manager and Officer

Michael Stanley
Credit Manager and Officer

Cheryl Rothkranz
Credit Officer

MARKETING

Susan Timan
Vice President, Marketing Director and Corporate Secretary

MUNICIPAL BANKING

Donald MacCormack
Vice President and Director of Municipal Banking

Robert Gibson
Senior Advisor, Municipal Banking Officer

OPERATIONAL SUPPORT, COMPLIANCE, AND FACILITIES

Cynthia DuPilka
Vice President of BSA, Compliance and Operational Support

Nicholas Frantjeskos
Assistant Vice President of BSA and Operational Support

Dan Lamarre
Facilities Director and Security Officer

OPERATIONS

Kay Scarselli
Vice President of Operations

Debra Guilzon
Operations Officer

WEALTH MANAGEMENT

Corporate Cash Management & Private Banking

Allen Austin
Vice President, Director of Corporate Cash Management, Private Banking and Administration

Amy Conte
Corporate Cash Management Officer

Keith DeMichele
Corporate Cash Management Officer

Maureen Clarke
Private Banking Officer

Investment Services

Timothy Bartholomew
Vice President and Director of Investment Services

John Heitzman
Investment Officer

Claudio Mastroianni
Investment Services Representative

Sandra G. Bocchimuzzo
Investment Services Representative

Shyanna Curless
Associate Investment Services Representative

SHAREHOLDER INFORMATION

Annual Shareholder Meeting and Brunch

10:00 a.m., November 7, 2026
Columbia-Greene Community College
4400 Route 23, Hudson, NY 12534

Stock Listing

The NASDAQ Capital Market
under the symbol GCBC

Special Counsel

Luse Gorman, PC
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

Independent Auditors

Bonadio & Co. LLP
117 Sully's Trail
Pittsford, NY 14534

Stock Transfer Agent and Registrar

Shareholders needing to report a change of name or address, as well as request information about shareholder's records, lost or stolen certificates, dividend checks, dividend direct deposit, and dividend reinvestment plan should contact:

Computershare Investor Services:
150 Royall Street, Suite 101
Canton, MA 02021

Investor Centre™ Portal:
www.computershare.com/investor

Requests for transfers of shares should be directed to the address above.

Annual Report on Form 10-K

A copy of Greene County Bancorp, Inc.'s Form 10-K for the fiscal year ended June 30, 2026, will be furnished without charge to shareholders upon written request to:

Secretary
Greene County Bancorp, Inc.
302 Main Street
P.O. Box 470
Catskill, New York 12414

Banking Offices

ALBANY
103 Wolf Road
Albany, NY 12205

CAIRO
230 Matthew Simons Road
Cairo, NY 12413

CATSKILL
Main Branch &
Municipal Banking Center
425 Main Street
Catskill, NY 12414

CATSKILL COMMONS
100 Catskill Commons
Catskill, NY 12414

CHATHAM
2631 Route 66
Ghent, NY 12075

CLIFTON PARK
1208 Route 146
Clifton Park, NY 12065

COPAKE
179 County Route 7A
Copake, NY 12516

COXSACKIE
2 Technology Drive
Coxsackie, NY 12051

EAST GREENBUSH
602 Columbia Turnpike
East Greenbush, NY 12061

GERMANTOWN
4266 State Route 9G
Germantown, NY 12526

GREENPORT
160 Fairview Avenue
Hudson, NY 12534

GREENVILLE
4 Garland Lane
Greenville, NY 12083

HUDSON
Proprietor's Hall
21 North 7th Street
Hudson, NY 12534

KINDERHOOK-VALATIE
2827 U.S. Highway 9
Valatie, NY 12184

KINGSTON
2 Miron Lane
Kingston, NY 12401

RAVENA-COEYMANS
2494 U.S. Route 9W
Ravena, NY 12143

TANNERSVILLE
6176 Main Street
Tannersville, NY 12485

WESTERLO
593 Route 143
Westerlo, NY 12193

WOODSTOCK
81 Mill Hill Road
Woodstock, NY 12498

ADMINISTRATIVE CENTER
302 Main Street
Catskill, NY 12414

CAPITAL REGION BANKING CENTER
3 Winners Circle, Suite 304
Albany, NY 12205

CUSTOMER SERVICE CENTER
491 Main Street
Catskill, NY 12414

LENDING CENTER
341 Main Street
Catskill, NY 12414

OPERATIONS CENTER
288 Main Street
Catskill, NY 12414

WEALTH MANAGEMENT CENTER
345 Main Street
Catskill, NY 12414

Greene County Bancorp Inc.

Mailing Address: P.O. Box 470 | Catskill, New York 12414
518-943-2600 | www.bankofgreene.com



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